Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated March 16, 2007 (October 2, 2007 as to the restatement discussed in Note 24) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adjustments made to retrospectively apply the reverse stock  split and the provisions of Statement of Financial Accounting Standards No. 160), relating to the consolidated statements of operations and comprehensive income, equity, and cash flows (before retrospective adjustments to the financial statements) of Winthrop Realty Trust for the year ended December 31, 2006 appearing in the Current Report on Form 8-K filed on August 28, 2009 and to the reference to us under the heading “Experts” in the Prospectus, which is a part of this Registration Statement.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
September 1, 2009